UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CCA Industries, Inc.
(Exact name of registrant as specified in its charter)

DELAWARE (State of incorporation or organization)	04-2795439 (I.R.S. Employer Identification No.)

200 MURRAY HILL PARKWAY, EAST RUTHERFORD, NEW JERSEY (Address of principal executive offices)	07073 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Stock Purchase Rights	New York Stock Exchange Amex

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Securities to be Registered.

On February 9, 2011, the Board of Directors of CCA Industries, Inc. (the “Company”) declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Designated Common Stock”), and of Class A common stock, par value $0.01 per share, of the Company (the “Class A Common Stock” and together with the Designated Common Stock, the “Common Stock”).  The dividend is payable to holders of record as of the close of business on February 22, 2011 and is payable in respect of each share of Common Stock upon certification by the New York Stock Exchange Amex to the Securities and Exchange Commission that the Rights have been approved for listing and registration.  The specific terms of the Rights are contained in the Stockholder Protection Rights Agreement, dated as of February 9, 2011 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company LLC, as Rights Agent.

The Board of Directors authorized the adoption of the Rights Agreement, which has a one-year term, to promote fair and equal treatment of the Company’s stockholders in connection with any initiative to acquire control of the Company and in light of recent rapid accumulations of a significant percentage of the Common Stock.  In general terms, the Rights restrict any person or group from acquiring beneficial ownership of 20% or more of the outstanding Common Stock, or, in the case of any person or group that owns 20% or more of the outstanding Common Stock on the date of announcement of the Company’s entry into the Rights Agreement, any additional shares of Common Stock.  The Company, its subsidiaries, employee benefit plans of the Company or any of its subsidiaries, and any entity holding Common Stock for or pursuant to the terms of any such plan, are excepted.  In addition, any person or group who becomes the owner of 20% or more of the outstanding Common Stock solely as a result of a reduction in the number of shares outstanding due to any repurchase of shares by the Company would be permitted to acquire up to an additional 1% of the outstanding Common Stock.  Finally, any person or group who, in connection with an agreement to merge with or acquire the Company, receives an option to acquire shares of Common Stock would be excepted.  Any person or group who acquires shares of Common Stock in violation of these limitations is known as an “Acquiring Person.”  For purposes of the Rights Agreement, beneficial ownership is defined to include ownership of options, warrants, convertible securities, stock appreciation rights, swap agreements or other securities, contract rights or derivative positions, whether or not presently exercisable.

The Rights will not prevent a takeover of the Company, but may cause substantial dilution to a person that acquires 20% or more of the Common Stock.

The Rights

The Rights will initially trade with, and will be inseparable from, the Common Stock. The Rights will not be evidenced by separate certificates until they become exercisable.  As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that each share of Common Stock will have a Right attached.

Exercise Price

Each Right will allow its holder to purchase from the Company one one-hundredth of a share of participating preferred stock, par value $1.00 per share (a “Preferred Share”), for $18 (or, in certain cases, securities of certain other entities), subject to adjustment in accordance with the terms of the Rights Agreement, once the Rights become exercisable.  This portion of a Preferred Share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock.  Prior to exercise, a Right does not give its holder any dividend, voting or liquidation rights.

Exercise of Rights

The Rights will separate from the Common Stock and become exercisable at the close of business on the tenth business day (or such later date as the Board of Directors may fix, unless a “Board Change of Control” (as defined below) has occurred, in which case, the date may not be changed by the Board) following the first date of a public announcement by the Company or an Acquiring Person of facts indicating that a person has become an Acquiring Person, the date on which any Acquiring Person obtains beneficial ownership of more than 50% of the outstanding Common Stock, or the date that any person or group commences a tender or exchange offer that, if consummated, would result in that person or group becoming an Acquiring Person.

The date when the Rights become exercisable is referred to as the “Separation Time.” After that date, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates that the Rights Agent will mail to all eligible holders of Common Stock.

A “Board Change of Control” is deemed to have occurred at the point in time when a majority of the Board of Directors is not composed exclusively of (i) persons who were members of the Board of Directors of the Company on the date of this Agreement, other than any person who was or is an Acquiring Person, an Affiliate or Associate of an Acquiring Person or a representative or nominee of an Acquiring Person, and (ii) persons, the nomination for election or election to the Board of Directors of the Company of whom is recommended or approved by a majority of the members of the Board of Directors of the Company satisfying either clause (i) above or this clause (ii).

Consequences of a Person or Group Becoming an Acquiring Person

Prior to the expiration of the Rights, upon the earlier of (i) the first date of a public announcement by the Company or an Acquiring Person of facts indicating that a person has become an Acquiring Person, or (ii) the date on which any Acquiring Person beneficially owns more than 50% of the outstanding Common Stock, each Right will constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock having an aggregate Market Price (as defined in the Rights Agreement) equal to twice the then-current Exercise Price for an amount in cash equal to the then-current Exercise Price.  On such date, any Rights that are beneficially owned by any Acquiring Person (and such Acquiring Person’s affiliates or associates and, in each case, any transferee thereof) will become null and void.

Prior to the expiration of the Rights, if there exists an Acquiring Person that controls the Board of Directors or beneficially owns 90% or more of Common Stock, the Designated Common Stock or the Class A Common Stock, and the Company is involved in (i) a merger, consolidation or statutory share exchange (or enters into an agreement to undertake any of the foregoing) and either (a) such merger, consolidation or share exchange is with the Acquiring Person or any of its affiliates or associates, or (b) any term of such merger, consolidation or share exchange relating to the treatment of capital stock of the Company that is beneficially owned by the Acquiring Person is not identical to the terms of such transaction relating to capital stock that is beneficially owned by other holders, or (ii) a sale of more than 50% of the Company’s assets or earning power (each, a “Flip-over Transaction or Event”), each Right will constitute the right to purchase from the resulting entity, upon exercise of such Right in accordance with the Rights Agreement, that number of shares of common stock of such entity having an aggregate Market Price equal to twice the then-current Exercise Price for an amount in cash equal to the then-current Exercise Price.

Preferred Shares

Each one one-hundredth of a Preferred Share, if issued will not be redeemable, will entitle holders to certain dividend and liquidation payments, will generally have the same voting power as one share of Common Stock and, if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

Exchange by the Company

After a Person becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Common Stock, the Board of Directors may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Redemption by the Company

The Board of Directors may redeem the Rights for $0.001 per Right at any time prior to the Separation Time, but, if there has been a Board Change of Control, the decision to redeem, in addition to requiring Board of Director approval, requires the approval of stockholders who are the holders of a majority of the outstanding shares of Common Stock, other than shares of Common Stock that are Beneficially Owned by any Acquiring Person or any Affiliate or Associate of any Acquiring Person (“Majority Stockholder Approval”).  The redemption price may, at the option of the Company, be paid in cash or in shares of Common Stock or other securities of the Company.  If the Board of Directors redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, holders of Rights will only be entitled to receive the redemption price of $0.001 per Right.  The redemption price will be adjusted in the event of a stock split or stock dividend with respect to the Common Stock.

Expiration of Rights

The Rights will generally expire on February 9, 2012.  Upon the approval of all the members of the Rights Plan Committee and the Board of Directors of the Company, the Board of Directors can extend the expiration of the Rights for up to one year.

Anti-Dilution

There may be adjustments to, among other things, the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or Common Stock.

Amendment

The terms of the Rights Agreement may be amended by the Board of Directors prior to the Separation Time without the consent of the holders of the Rights, unless there has been a Board Change of Control, in which case any amendment will, in addition to Board approval, require Majority Stockholder Approval. The Board of Directors may not amend the Rights Agreement after the Separation Time in a way that adversely affects the holders of the Rights.

The foregoing summary of the Rights and Rights Agreement are qualified in their entirety by the full text of the Rights Agreement, a copy of which is attached as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2011 and incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description

Exhibit 4.1
Stockholder Protection Rights Agreement, dated as of February 9, 2011, by and between CCA Industries, Inc. and American Stock Transfer & Trust Company LLC, as Rights Agent; Form of Rights Certificate and Form of Election to Exercise, included in Exhibit A to the Shareholder Protection Rights Agreement. (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on February 10, 2011.)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CCA INDUSTRIES, INC.

Date: February 10, 2011	/s/ Stephen A. Heit
Stephen A. Heit
Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1
Stockholder Protection Rights Agreement, dated as of February 9, 2011, by and between CCA Industries, Inc. and American Stock Transfer & Trust Company LLC, as Rights Agent; Form of Rights Certificate and Form of Election to Exercise, included in Exhibit A to the Shareholder Protection Rights Agreement. (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on February 10, 2011.)